UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943
For the transition period from _________ to __________
Commission file number 1-5129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.

EAST AURORA, NEW YORK 14052-0018

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Schedule H, Line 4j – Schedule of Reportable Transactions

Signature

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Moog Inc. Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Moog Inc. Savings and Stock Ownership Plan (the Plan) as of September 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of September 30, 2005, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Buffalo, New York
February 18, 2006

Moog Inc. Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	September 30
	2005	2004
Assets
Investments	$ 252,274,854	$ 223,148,961
Participant loans receivable	3,302,012	2,829,524
Cash and equivalents	697,715	521,860
Contributions receivable:
Participants	263,971	449,178
Moog Inc.	28,172	32,312
Accrued investment income	21,332	1,048
Net assets available for benefits	$ 256,588,056	$ 226,982,883

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30
	2005	2004
Additions
Investment income:
Interest	$ 350,253	$ 162,859
Dividends	1,824,159	1,290,869
	2,174,412	1,453,728
Contributions:
Participant	16,052,742	14,416,087
Employer	959,536	810,301
Rollovers	805,462	3,264,822
	17,817,740	18,491,210
	19,992,152	19,944,938

Deductions
Distributions	18,783,624	9,376,582
Administrative expenses	79,139	59,947
	18,862,763	9,436,529
	1,129,389	10,508,409
Net realized and unrealized appreciation
in fair value of investments	28,475,784	35,327,467

Net increase	29,605,173	45,835,876
Net assets available for benefits at beginning of year	226,982,883	181,147,007
Net assets available for benefits at end of year	$ 256,588,056	$ 226,982,883

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements

September 30, 2005 and 2004

1. Description of Plan

The following is a brief description of the Moog Inc. Savings and Stock Ownership Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan sponsored by Moog Inc. (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has separate savings and stock ownership components.

On September 30, 2003, the Company acquired the net assets of the Poly-Scientific division of Litton Systems, Inc., a subsidiary of Northrop Grumman Corporation (Components). Pursuant to the terms of the acquisition agreement, the employees of Components became eligible to participate in the Plan as of October 1, 2003, and were given credit for their past service for the purpose of plan eligibility.

Eligibility

All domestic employees of the Company are eligible to participate in the Plan immediately upon hire, except for employees at the following subsidiaries: FCS Ann Arbor and Electro-Tec Corporation. These subsidiaries were acquired during the Plan year and maintain their own defined contribution plans for their employees. Such employees were not eligible to participate in the Plan as of September 30, 2005.

On or about January 3, 2006, assets of the Electro-Tec Corporation Employee Retirement Benefit Plan were transferred to the Moog Inc. Savings and Stock Ownership Plan and were invested based on participant elections. Participant account balances were 100% vested, including any employer contributions.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Investments

Each eligible participant may make voluntary pretax contributions to the Plan in the form of a 1% to 20% salary reduction subject to Internal Revenue Code (IRC) limits. The Plan permits participants age 50 and older to make “catch up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options. The Plan currently offers ten mutual funds, a stable return fund (comprised of Trustee commingled funds), and Company stock as investment options for participants. In 1994, certain assets of the AlliedSignal Savings Plan (including shares of AlliedSignal common stock) were transferred to the Plan as a result of the Company’s acquisition of certain product lines of AlliedSignal Corporation. In December 1999, the AlliedSignal common stock was exchanged for Honeywell International, Inc. (Honeywell) common stock due to the merger of the two companies. Honeywell common stock is not an ongoing investment option for plan participants.

The Company matches 25% of employee contributions (the Company Match) allocated towards the purchase of Company common stock. The Company Match may be paid in cash or shares of Company common stock, at the Company’s discretion.

Rollovers represent accounts contributed to the Plan by participants from prior employer plans. On December 11, 2003, a contribution was made to the Plan of approximately $2,560,000 related to certain employees of Components who elected to roll over their balances from their prior employer plan.

Participant Accounts

A separate account is maintained for each plan participant. Participant accounts are maintained in units and the change in participant account value is based on the daily fluctuation of unit value of the underlying investment funds. Dividend and interest income is allocated based on the number of units each participant owns on the entitlement date. Participant accounts are fully and immediately vested. Participants may transfer all or part of their accounts among investment options on a daily basis except that amounts invested in Company stock generally cannot be transferred into other investments except as provided under ESOP diversification requirements. Transfers to Honeywell common stock are not permitted.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Distributions

Subject to certain limitations, a participant may withdraw all or part of his or her account balance upon attainment of age 59½. Distribution of a participant’s account balance is also permitted in the event of death, disability, termination of employment, or immediate financial hardship, as defined. Distributions are required to begin at age 70½. Distributions are made in cash except for the Company Match and Honeywell common stock, which can be distributed in cash or shares.

Participant Loans

Loans are limited to the lesser of $50,000 or one-half of the participant’s account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus 1%.

Administrative Expenses

Participants are required to pay certain fund-related expenses and an origination fee with respect to loans from the Plan. Costs of administering the Plan are borne by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

Investments

Investments in mutual funds, the stable return fund, Honeywell, and Company stock are reported at fair value determined by reference to quoted market prices. Purchases and sales of securities are reported on a “trade date” basis. Loans receivable are valued at the amount loaned, which approximates fair value.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

In preparing the financial statements, the plan administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in securities that are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the investments and investment activity of the Plan.

3. Investments

Net appreciation in fair value of investments, including investments bought, sold, as well as held during the year is summarized as follows:

	Years Ended September 30
	2005	2004

Mutual funds	$ 11,594,397	$ 8,041,201
Stable return fund	1,272,840	1,209,785
Moog Inc. common stock	15,153,906	23,311,301
Honeywell International Inc. common stock	454,641	2,765,180
	$ 28,475,784	$ 35,327,467

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Plan investments consist of the following:

	September 30
	2005	2004
Mutual Funds
Vanguard Windsor Fund – 1,905,804 and 2,013,340 shares, respectively	$ 34,819,043*	$ 33,079,178*
Vanguard Institutional Index Fund – 181,011 and 167,226 shares, respectively	20,322,060*	17,075,432*
Fidelity Puritan Fund – 734,623 and 731,639 shares, respectively	13,744,789*	13,279,255*
American Cap World Growth and Income – 343,490 and 0 shares, respectively	12,564,857	–
American Growth Fund of America – 369,595 and 0 shares, respectively	10,943,699	–
Baron Small Cap Fund – 218,789 and 0 shares, respectively	5,049,658	–
Pimco Total Return Fund – 369,326 and 0 shares, respectively	3,933,317	–
American Euro Pacific Growth – 77,106 and 0 shares, respectively	3,074,226	–
Royce Fund Low Priced Stock – 102,306 and 0 shares, respectively	1,626,669	–
Pimco Real Return Fund – 122,412 and 0 shares, respectively	1,404,062	–

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	September 30
	2005	2004
Janus Worldwide Fund – 0 and 248,905 shares, respectively	$ –	$ 9,314,015
Putnam New Opportunities Fund – 0 and 220,600 shares, respectively	–	8,142,339
HSBC Investor Bond Fund – 0 and 251,053 shares, respectively	–	2,648,605
HSBC Investment Opportunity Fund – 0 and 246,568 shares, respectively	–	2,586,501
HSBC Investor Growth and Income Fund – 0 and 150,080 shares, respectively	–	1,295,190
HSBC Investor Overseas Equity Fund – 0 and 85,720 shares, respectively	–	1,164,076
	107,482,380	88,584,591

Collective Common Trust Fund
HSBC Collective Trust Stable Return Fund –1,404,909 and 1,513,014 shares, respectively	42,372,044*	44,296,509*

Moog Inc. Common Stock
Class A – 1,303,057 and 935,867 shares, respectively	38,466,243*	33,971,972*
Class B – 1,853,480 and 1,213,874 shares, respectively	54,751,799*	46,127,212*
	93,218,042	80,099,184
Honeywell International Inc. Common Stock
245,397 and 283,566 shares, respectively	9,202,388	10,168,677
Total Investments	$ 252,274,854	$ 223,148,961

*Represents 5% or more of the Plan’s net assets available for benefits

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Upon termination, the Company will instruct the trustee to either continue the management of the trust’s assets or liquidate the trust and distribute the assets to the participants in accordance with the plan document.

Moog Inc. Savings and Stock Ownership Plan

EIN #16-0757636 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

September 30, 2005

		Number
		of		Fair
Identity of Issue	Description	Shares	Cost	Value

Vanguard Windsor Fund	Mutual Fund	1,905,804	$ 29,529,096	$ 34,819,043
Vanguard Institutional Index Fund	Mutual Fund	181,011	20,224,397	20,322,060
Fidelity Puritan Fund	Mutual Fund	734,623	13,275,387	13,744,789
American Cap World Growth
and Income	Mutual Fund	343,490	11,014,293	12,564,857
American Growth Fund of America	Mutual Fund	369,595	9,561,590	10,943,699
Baron Small Cap Fund	Mutual Fund	218,789	4,627,890	5,049,658
Pimco Total Return Fund	Mutual Fund	369,326	3,989,056	3,933,317
American Euro Pacific Growth	Mutual Fund	77,106	2,655,658	3,074,226
Royce Fund Low Priced Stock	Mutual Fund	102,306	1,516,194	1,626,669
Pimco Real Return Fund	Mutual Fund	122,412	1,402,390	1,404,062
*HSBC Collective Trust Stable	Collective Common
Return Fund	Trust Fund	1,404,909	37,431,353	42,372,044
*Moog Inc.	Class A common stock	1,303,057	10,495,269	38,466,243
*Moog Inc.	Class B common stock	1,853,480	12,422,451	54,751,799
Honeywell International, Inc.	Common stock	245,397	5,189,896	9,202,388
Participant loans receivable	Loans maturing at various dates
	through September 23, 2010
	and bearing interest at rates
	ranging from 4.75% to 10.50%		3,302,012	3,302,012
Cash and cash equivalents			697,715	697,715
			$ 167,334,647	$ 256,274,581

*Party named is a party in interest

Moog Inc. Savings and Stock Ownership Plan

EIN #16-0757636 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended September 30, 2005
					Average	Asset on
Identity of		Number of	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	Description of Assets	Purchases/Sales	Price	Price	Assets	Date	(Loss)

Category i – Individual Transactions in Excess of 5% of Plan Assets

HSBC*	S-T-I-F Directed		$ 25,612,842	$ –	$ 25,612,842	$ 25,612,842	$ –

Category iii – A Series of Transactions in Excess of 5% of Plan Assets

HSBC*	American Cap World Growth and
	Income Fund	607	12,679,531	–	12,679,531	12,679,531	–
		344	–	1,769,830	1,665,248	1,769,830	104,582

HSBC*	American Growth Fund of America	550	11,459,473	–	11,459,473	11,459,473	–
		377	–	2,006,409	1,897,885	2,006,409	108,524

HSBC*	S-T-I-F Directed	491	76,793,342	–	76,793,342	76,793,342	–
		720	–	76,885,331	76,885,331	76,885,331	–

HSBC*	Vanguard Windsor FD	534	5,237,291	–	5,237,291	5,237,291	–
		413	–	7,150,834	6,166,961	7,150,834	983,873

HSBC*	Moog Stable Return Unitized Fund	585	9,952,401	–	9,952,401	9,952,401	–
		424	–	13,201,530	11,529,471	13,201,530	1,672,059

There were no category (ii) or (iv) transactions.

*Party in interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. SAVINGS AND STOCK

OWNERSHIP PLAN

Dated: March 21, 2006

By:

/s/ Joe C. Green

Joe C. Green

Plan Administrator

EXHIBIT INDEX

Exhibit

Description

Consent of Ernst & Young LLP